UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 0-10004

CUSIP NUMBER:

NOTIFICATION OF LATE FILING

Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: March 31, 2022

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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: Napco Security Technologies, Inc.

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Former Name if Applicable: N/A

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Address of Principal Executive Office (Street and Number): 333 Bayview Avenue

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City, State and Zip Code: Amityville, New York 11701

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The Company is unable to timely file its Form 10-Q for the period ended March 31, 2022 because it and its auditors are re-evaluating the Company’s inventory reserves, including its methodology for determining such reserves, for the Fiscal years ended 2019, 2020 and 2021 and cannot complete such re-evaluation without undue effort or expense. The Company does not believe that such re-evaluation will have a material effect on the announced results of operations for the three and nine months ended March 31,2022, or to the consolidated balance sheet as of March 31, 2022. Any potential modifications to the Company's consolidated financial statements as a result of this re-evaluation for the fiscal years ended 2019, 2020 and 2021 is not expected to result in a material change to the reported consolidated results of operations for the years then ended.

The Form 10-Q will be filed within five business days of the date hereof.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin S. Buchel (631) 842-9400

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

Napco Security Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2022

By: /s/ Kevin S. Buchel

Kevin S. Buchel,

Executive Vice President and Chief Financial Officer